U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING



☐Form 10-K☐ Form 20-F☐ Form 11-K☒ Form 10-Q☐ Form 10D

☐ Form N-SAR☐ Form N-CSR

For Period Ended: June 30, 2016

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

iGambit Inc.

Full Name of Registrant

Former Name if Applicable

1050 West Jericho Turnpike, Suite A

Address of Principal Executive Office (Street and Number)

Smithtown, New York 11787

City, State and Zip Code

7108723 _1

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

      (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable

 

effort or expense;

      (b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K , Form N-

 ☒

SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State  below  in  reasonable  detail  the  reasons  why  the  Form  10-K,  20-F,  11-K,  10-Q,  10-D,  N-SAR,  N-CSR,  or  the

transition  report  or  portion  thereof  could  not  be  filed  within  the  prescribed  time  period.  (Attach  extra  sheets  if needed)

The  Form  10-Q  could  not  be  filed  within  the  prescribed  time  because  additional  time  is  required  by  Registrant’s management and auditors to prepare certain financial information to be included in such report.

Part IV - Other Information

(1)   Name and telephone number of person to contact in regard to this  notification:

Elisa Luqman

(631)

670-6777

(Name)

(Area Code)

(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or

Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒Yes☐ No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

7108723 _1

IGAMBIT, INC.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    August 15, 2016

By:

_/s/ Elisa Luqman___

Elisa Luqman

Chief Financial Officer

7108723 _1